UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE   35.3.001.5881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company"), in compliance with Ruling No. 358 of January 3rd, 2002, of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - CVM), as amended, announces to the market and to the general public that it has been approved, by the Company’s Board of Directors, the submission by the Company, together with Telefónica, S.A. (“Telefónica”), of a new offer to Vivendi S.A. (“Vivendi”) involving the acquisition of shares of Global Village Telecom S.A. (“GVT”), revised in view of the analysis of additional data and information regarding GVT and the transaction and which substitutes the previous offer. The offer is binding on the part of the proposers, contemplating similar conditions of the previous offer for the acquisition of the shares and, as consideration, a cash portion in the amount of 4,663 million euros and the other part paid in the form of shares issued by the Company representing 12% of its capital stock after the acquisition of GVT. Therefore, the total amount of the offer is 7,450 million euros, considering the same calculation criterion of the previous offer.

The new offer is valid until August 29th, 2014. Such period may be extended by the offerors or in case Vivendi accepts to grant exclusivity to the offerors for three (3) months. Additionally, the implementation of the transaction is subject to obtaining all applicable corporate and regulatory authorizations (including by the Administrative Council for Economic Defense - CADE and by the National Agency for Telecommunications - ANATEL).

Finally, the Company informs that, on this date, Telefónica has announced, in the markets where its shares are traded, material fact regarding the revised offer described herein, the contents of which are reproduced below.

São Paulo, August 28th, 2014.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Tel: +55 11 3430-3687    Email: ir.br@telefonica.com

www.telefonica.com.br/ri

TEXT_SP   8440767v1   2523/917

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE   35.3.001.5881-4

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event distributed by Telefónica on August 5th, 2014 (registered under number 209614), Telefónica, S.A. and Telefónica Brasil, S.A. (hereinafter, the Offerors) have submitted to Vivendi, S.A. a new binding offer for the combination of Telefónica Brasil, S.A. and Global Village Telecom, S.A. (GVT), replacing the prior offer presented. This new offer includes similar conditions to the previous one, by virtue of which Vivendi, S.A. would receive a consideration in cash of 4,663  million euros and newly issued shares representing 12% of the share capital of Telefónica Brasil, S.A. after its combination with GVT. This new offer has been submitted following the analysis and evaluation of additional information on GVT.

Thus, the offer, taking into account the market price of Telefónica Brasil, S.A. on terms comparable to the previous offer, amounts to a total of 7,450 million euros. The cash consideration would be funded through a capital increase at Telefónica Brasil, S.A. in which Telefónica, S.A. would subscribe its proportional share, funded, in turn, through a capital increase.

Additionally, according to this new offer, should Vivendi, S.A. be interested in acquiring a stable stake in Telecom Italia, S.p.A. (“Telecom Italia”), Telefónica, S.A. has offered to Vivendi, S.A. the acquisition of up to 1,110 million ordinary shares of Telecom Italia (currently representing a stake of 8.3% of Telecom Italia voting share capital), in exchange for all the ordinary shares and a number of preferred shares (representing  0.7%  of such class of shares), that Vivendi S.A. would receive as a result of the combination between Telefónica Brasil S.A. and GVT. The transfer of the shares would take place at closing of the transaction between Vivendi, S.A. and Telefónica Brasil, S.A.

This new offer will expire on August 29, 2014, unless the Offerors previously decide to extend the offer’s validity period, or if Vivendi, S.A. assumes an exclusivity commitment in negotiating with the Offerors, for a period of 3 months.

The closing of the transactions provided for in this new offer is subject to obtaining the relevant regulatory authorizations (including telecommunications and anti-trust) and to the fulfilment of other customary conditions in this type of transactions.

Madrid, August 28, 2014

SPANISH NATIONAL SECURITIES MARKET COMMISSION

- MADRID-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 28, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director